

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 11, 2010

John Fallini
Chief Financial Officer and Secretary
Altair Nanotechnologies Inc.
204 Edison Way
Reno, NV 89502

> **Re: Altair Nanotechnologies Inc.**
> **Amended Registration Statement on Form S-4**
> **File No. 333-166140**
> **Filed on June 1, 2010**

Dear Mr. Fallini:

    We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Code Section 368 Reorganization Provisions, page 39

1. We note the disclosure in the last paragraph of this subsection. Please disclose the reasons for your uncertainty regarding whether or not the domestication will qualify as either an F reorganization or a D reorganization. Or, in the alternative, remove any language that suggests uncertainty in counsel's opinion.

Part II – Information Not Required in Prospectus

Undertakings

2. Please provide the applicable undertaking set forth in Item 512(a)(5) of Regulation S-K.

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You may contact me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Bryan T. Allen
        Parr Brown Gee & Loveless
        By facsimile at (801) 532-7750